RMS

18007015

S

SEC Processing Section
APR 06 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Braintree Hill Office Park, Ste 107
(No. and Street)

Braintree	MA	02184
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Payne — (617) 328-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jeremiah McDermott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Investments, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 12, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2017

MERIDIAN INVESTMENTS, INC.
TABLE OF CONTENTS
For the Year Ended December 31, 2017

MERIDIAN INVESTMENTS, INC.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Meridian Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Meridian Investments, Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I: Computation of Net Pursuant to Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Marcum LLP

Boston, MA
March 28, 2018

MERIDIAN INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS

MERIDIAN INVESTMENTS INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Current Assets		
Cash	$	392,435
Placement fees receivable		274,944
Prepaid expenses		55,339
Due from related party		107,953
Total current assets		830,671
Property and equipment, net		20,105
Other assets		
Deposits		20,461
Total other assets		20,461
Total assets	$	871,237

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued liabilities	$	76,869
Long -term liabilities		
Deferred rent		31,417
Total liabilities		108,286
Stockholders' equity		
Common stock, 12,500, no par, shares authorized, 1,176 issued and outstanding		152,783
Additional paid-in capital		643,800
Retained earnings		818,776
Notes receivable and accrued interest - stockholders		(852,408)
		762,951
Total liabilities and stockholders' equity	$	871,237

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2017

Revenue		
Placement fees	$	3,499,404
Expenses		
Salaries and wages - brokers, (including stock based employee compensation of $4,459)		1,611,675
Other operating expenses		
Computer supplies and expense		85,237
Depreciation		7,518
Dues and subscriptions		60,592
Education and training		2,694
Employee benefits		256,390
Filing fees		34,951
Insurance		20,512
Legal and accounting		190,470
Office supplies and expense		16,027
Postage and delivery		2,776
Professional fees		29,829
Rent expense		232,990
Salaries and wages - administrative		363,000
Taxes - payroll		121,750
Taxes - other		5,529
Telephone		41,857
Travel, meals and entertainment		221,684
Total expenses		3,305,481
Income from operations		193,923
Other income (expense)		
Interest income		18,636
Donations		(8,640)
Total other income		9,996
Net income	$	203,919

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2017

	Common stock				Additional Paid-In Capital		Retained Earnings		Notes Receivable and Accrued Interest - Stockholders		Total
	Shares		No par value								
Balance, January 1, 2017	1,143	$	148,324	$	643,800	$	614,857	$	(835,694)	$	571,287
Stock based employee compensation	33		4,459		-		-				4,459
Accrued Interest									(16,714)		(16,714)
Net income	-		-		-		203,919				203,919
Balance, December 31, 2017	1,176	$	152,783	$	643,800	$	818,776	$	(852,408)	$	762,951

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

Cash flows from operating activities		
Net income	$	203,919
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		7,518
Stock based employee compensation		4,459
Accrued interest income, related party		(1,922)
Accrued interest income, note receivable - stockholders		(16,714)
Deferred rent		31,417
Changes in operating assets and liabilities:		
Placement fees receivable		(222,702)
Prepaid expenses		(4,227)
Due from related party		36,526
Deposits		(2,974)
Accrued liabilities		21,682
Net cash provided by operating activities		56,982
Cash flows from investing activities		
Purchases of property and equipment		(7,957)
Net increase in cash		49,025
Cash - beginning of year		343,410
Cash - end of year	$	392,435

The accompanying notes are an integral part of these financial statements.

MERIDIAN INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS
For the Year ended December 31, 2017

Note 1 – Nature of Business

Meridian Investments, Inc. (the "Company") is a privately held Massachusetts corporation formed in December 1981 with office locations in Massachusetts, Maryland, Kentucky, and Georgia. Meridian is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SPIC®"). Meridian is primarily involved in placing tax-advantaged investment opportunities for its corporate clients, related to affordable housing, alternative energy and renewable energy projects. When used in these notes, the terms "Company," "Meridian," "MII," "our," "ours," "we," or "us" are intended to mean Meridian Investments, Inc.

Note 2 – Summary of Significant Accounting Policies

A. Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").

B. Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition
The principal source of operating revenues are placement fees earned from subscription agreements for obtaining suitable investors for certain client investment transactions. We recognize revenue from placement fees in accordance with the respective subscription agreements, when prospective investors have given formal indication of their intent to commit investment funds and when substantially all contingencies relating thereto have been satisfied.

Adoption of Recently Issued Accounting Standard
In May 2014, the Financial Accounting Standards Board ("FASB") issued accounting guidance on the recognition of revenue from contracts with customers ("new revenue standard"). The new revenue standard requires entities to evaluate their revenue recognition arrangements using a five-step model to determine when a customer obtains control of a transferred good or service. The new revenue standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach and has determined that there will not be a cumulative-effect adjustment to opening retained earnings. The Company has completed the assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition. The Company's future financial statements will include additional disclosures as required by the new revenue standard.

D. Placement Fees Receivable
Placement fees receivable are recorded at the amount management expects to ultimately collect from customers. Placement fees receivable are reviewed regularly to determine if they are collectible, and, as necessary, an allowance for doubtful accounts is established if recovery is uncertain and charged to other operating expenses on the accompanying statement of income. No allowance for doubtful accounts was considered necessary at December 31, 2017.

Note 2 – Summary of Significant Accounting Policies (Continued)

E. Expense Recognition
Operating expenses are recognized as incurred.

F. Property and Equipment
Property, equipment and leasehold improvements are stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property, equipment and leasehold improvements are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the results of operations for the respective period. Depreciation of property, equipment and leasehold improvements is calculated on a straight-line basis over the estimated useful lives of the assets, which range from two to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the terms of the related leases.

G. Income Taxes
The Company has elected under the Internal Revenue Code to be taxed as an S Corporation. In lieu of federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

A provision for state income taxes is required in those states that do not recognize the pass-through of income and losses under Subchapter S status. Massachusetts, although recognizing the pass-through nature of income or losses to stockholders, imposes an additional 1.93% tax on net income of companies with revenues in excess of $6 million. The Company was not subject to additional tax as total receipts were below $6 million for the year ended December 31, 2017. Accordingly, these financial statements do not contain a provision for Massachusetts corporate income taxes.

The Company evaluates all significant tax positions. As of December 31, 2017, the Company does not believe that it has taken any tax positions that would require recording of any additional tax liability, nor does it believe that there are any unrealized tax benefits that would either increase or decrease within next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdiction; however, there are no examinations in process.

There are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax would be reported as income taxes.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Financial Accounting Standards Board Accounting Standard Codification Topic 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the income and losses of the Company are passed through to its stockholders', the Company concluded that there was no impact to the financial statements for the year ended December 31, 2017.

Note 3 – Property and Equipment

At December 31, 2017, property and equipment consisted of the following:

Computer equipment and software	$ 90,007
Equipment	11,311
Furniture and fixtures	15,380
Leasehold improvements	6,912
	123,610
Less: accumulated depreciation	(103,505)
Property and equipment, net	$ 20,105

Depreciation expense amounted to $7,518 for the year ending December 31, 2017. During the year ended December 31, 2017, the Company wrote off fully depreciated property and equipment with a cost basis of $98,544.

Note 4 – Notes Receivable and Accrued Interest – Stockholders

The notes receivable from stockholders were the result of a vote by our Board of Directors to sell our interest in the intercompany balance due from Meridian Properties, Inc. ("MPI") (the "Agreement") in 2015. In lieu of paying cash for the interest, each stockholder executed a promissory note with us in an amount equal to their proportionate share of the entire balance, based on their stock ownership (the "Notes Receivable"). The Notes Receivable require 2% annual interest accruing on the unpaid principal balance. The Notes Receivable matured on December 30, 2017 and were extended until December 31, 2019, subsequent to December 31, 2017 (Note 10). As of December 31, 2017, the balance of note receivable-stockholders, including accrued interest of $36,911, amounted to $852,408 and is presented in the statement of financial condition as contra-equity as the stockholders exercise control over the payment terms including the timing and intention of such payments.

Note 5 – Stockholders' Equity

A. Common Stock
The Articles of Organization, effective December 10, 1981, authorized 12,500 no par value common shares. As of December 31, 2017, there are 1,176 shares issued and outstanding. Pursuant to the Action by Consent of Directors in Lieu of Special Meeting of Directors (the "Action") dated November 20, 2017, the Company issued 33 shares of no par value common stock at $135 per share, as estimated by management of the Company pursuant to the Stock Grant Agreement (the "Stock Agreement") dated November 20, 2015. For the year ended December 31, 2017, the Company recognized $4,459 as stock based compensation related to the issuance of such shares.

Note 6 – Related Party Transactions

The Company receives all of its executive, compliance and general operations support from individuals who are employed and compensated by MPI. MPI also provides for the payment of certain direct expenses incurred by the Company on its operations. Such expenses paid by MPI on behalf of the Company are charged directly to the Company in accordance with its Expense Sharing & Management Agreement. The Company is not responsible for paying any expenses for which MPI is solely liable.

Amounts due from MPI as of December 31, 2017 are comprised of (1) cash we advanced to and/or borrowed from MPI, (2) specific expenses paid by MPI for our benefit and (3) common operating expenses allocated us, if any.

Note 6 – Related Party Transactions (Continued)

For the year ended December 31, 2017, the amount of costs paid by MPI on the Company's behalf amounted to $3,139, 027. The amount of cash transferred to MPI was $3,102,500. MPI did not transfer any cash to the Company

during 2017. The Company charges interest on the average monthly balance at the federal Blended Rate (1.09% for the year ended December 31, 2017). For the year ended December 31, 2017, accrued interest amounted to $1,922. As of December 31, 2017, MPI owed the Company $107,953 including accrued interest of $1,922.

Note 7 – Commitments and Contingencies

A. Stock Grant Agreement
On November 20, 2015, Board of Directors and president agreed to the Stock Agreement. Under the terms of the Stock Agreement and subject to reasonable conditions that may be imposed, the Board of Directors has agreed to issue shares of the Company's no par value common stock to the president on each of three succeeding anniversary dates of the Stock Agreement provided that the president's employment has not been previously terminated.

The number of shares issued on each anniversary date of the Stock Agreement is not fixed and subject to adjustment such that the issuance results in certain ownership percentages. If the Company fully executes the Stock Agreement as intended, the president will own twenty percent (20%) of the total outstanding shares of no par value common stock. See Note 5 relative to the issuance of common stock under the Stock Agreement.

B. Leasing Arrangements
Operating lease expense, which may include rent concessions (including free rent) and scheduled increases in rental rates during the lease term, is recognized on a straight line basis. The straight line lease adjustment obligation is included in deferred rent in the accompanying statement of financial condition.

The Company leases its office space in metropolitan Boston, Massachusetts (the "Boston Lease") as a tenant-at-will. Termination of the Boston Lease, by the Company or by the lessor, requires one hundred and twenty days written notification. On January 23, 2018, the Company exercised its right to terminate the lease and will be moving to new location in Braintree, Massachusetts (Note 10).

Through the Boston office, the Company also leases multiple pieces of office equipment under month-to-month and long-term operating leases, with varying minimum monthly lease payments, expiring on various dates through 2020.

The Company leased an office space in Bethesda, Maryland which expired in February, 2017. In September 2017, the Company entered into a new lease agreement for office space in Bethesda, Maryland, which expires in February 2025.The lease payments are $7,574 a month adjusted annually. At the end of an original term in February 2025, the Company has the option to extend the lease term for one additional five-year term.

On September 30, 2016, the Company's Louisville, Kentucky office relocated to a dedicated space located at the personal residence, in suburban Louisville, Kentucky, of the chair of our Board of Directors. The Company agreed to pay monthly rent of $1,000 and $250 per month for cable and internet service.

In March 2016, the Company entered into a one –year lease agreement for office space in Atlanta, Georgia (the "Atlanta Lease"). The Atlanta Lease expires on March 31, 2018 and renews annually as defined in the lease agreement. Monthly rental payments are $940.

In October, 2017, the Company entered into a one-year lease agreement for additional office space in Atlanta, Georgia (the "New Atlanta Lease"). The New Atlanta Lease expires in October, 2018 and renews annually as

Note 7 – Commitments and Contingencies (Continued)

B. Leasing Arrangements (Continued)
defined in the lease agreement. Beginning on October 24, 2017, the New Atlanta Lease calls for minimum monthly payments of $850.

Minimum lease payments for leases having initial terms in excess of one year for the next five years and in the aggregate, as of December 31, 2017, are as follows:

Year Ended	Amount
December 31, 2018	$ 147,538
December 31, 2019	94,673
December 31, 2020	97,723
December 31, 2021	100,309
December 31, 2022	103,318
Thereafter	234,658
	$ 692,324

For the year ended December 31, 2017, total rent expense for office space and equipment was $232,990.

Note 8 – Concentrations of Credit

A. Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and accounts receivable. The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is $250,000, which is applied per depositor, per insured depository institution for each account ownership category.

B. Market Risks
The Company is engaged in the placement of tax-advantaged investments in affordable housing, alternative energy and renewable energy, in the United States. Substantially all of our income consists of fees earned from the sale of these tax-advantaged investments.

Concentrations of market risk arise since the Company generates revenue from a limited number of sources. For the year ended December 31, 2017, the Company generated $2,451,454 of revenue from one customer that accounted for approximately 70% of our total revenue for the year. The remaining $1,047,950 of recognized revenue came from three other customers for total revenue of $3,499,404 for the year.

Note 9 – Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $284,149, which was $276,930 in excess of the required net capital of $7,219. The Company's net capital ratio for December 31, 2017 was 38 to 1.

Note 10 – Subsequent Events

The Company has evaluated all subsequent events through March XX, 2018, the date the financial statements were issued.

In January 2018, the Company entered into a lease agreement for office space in Braintree, Massachusetts, which expires in February 2021.The lease payments are $3,780 a month adjusted annually. At the end of an original term, the Company has the option to extend the lease term for one additional three-year term.

The Notes Receivable, that matured on December 30, 2017, were extended until December 30, 2019 (Note 4).

MERIDIAN INVESTMENTS, INC.

SUPPLEMENTAL INFORMATION

MERIDIAN INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

YEAR ENDED DECEMBER 31, 2017

Schedule I

Total stockholders' equity		$ 762,951
Less: Non-allowable assets from the Statements of Financial Condition		
Commission receivable in excess of commissions payable		(274,944)
Receivable from affiliate		(107,953)
Property, furniture, equipment, leasehold improvements, and rights under lease agreements, at cost, net of accumulated depreciation and amortization		(20,105)
Deposits and prepaid expenses		(75,800)
Total Non-allowable assests		(478,802)
Net capital before haircuts		284,149
Less: haircuts		-
Net capital		$ 284,149
Minimum net capital requirement:		
Greater of 6.66% of total aggregate indebtedness	7,219	
or minimum dollar net capital requirement	5,000	7,219
Excess net capital		$ 276,930
Aggregate indebtedness		$ 108,286
Percentage of aggregate indebtedness to net capital		38%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the Net Capital Pursuant to Rule 15c3-1.

See report of independent registered public accounting firm

MERIDIAN INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER
TO RULE 15C3-3

YEAR ENDED DECEMBER 31, 2017

Schedule II

The Company is exempt from the reserve requirments pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

MERIDIAN INVESTMENTS, INC.

INFORMATION FOR POSSESSION OF CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3

YEAR ENDED DECEMBER 31, 2017

Schedule III

Information relating to possession or control requirements is not applicable to Meridian Investments, Inc. as the Company qualifies for exemption under Rule 15c3-3 paragraph (k)(2)(i).

See report of independent registered public accounting firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Meridian Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Meridian Investments, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries of which there were none;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed of which there were none.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
March 28, 2018

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Meridian Investments, Inc.

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Meridian Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP
Boston, MA
March 28, 2018

MARCUMGROUP MEMBER
Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ Phone 617.807.5000 ■ Fax 617.807.5001 ■ marcumllp.com

50 Braintree Hill Office Park, Suite 107, Braintree, MA 02184 8736
PHONE 617 328-6200
www.MeridianInvestments.com

MERIDIAN INVESTMENTS, INC.'S EXEMPTION REPORT

Meridian Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240-15c3-3(k):

Pursuant to 17 C.F.R. § 240.15c3-3(k)(2)(i), the Company does not carry any margin accounts, promptly transmits any customer funds and delivers any securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and does not effectuate any financial transactions between the broker or dealer and its customers requiring the use of one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Meridian Investments, Inc."

The Company met the identified exemption provisions in 17 C.F.R. § 240-15c3-3(k) throughout the most recent fiscal year without exception.

Meridian Investments, Inc.

Meridian Investments, Inc.

I, Jeremiah J. McDermott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Jeremiah J. McDermott

Title: President

March 28, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Meridian Investments Inc.
50 Braintree Hill Office Park, Suite 107
Braintree, MA 02184

AMENDED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kimberly Payne (617) 328-6200

WORKING COPY

2. A. General Assessment (item 2e from page 2) $0.00

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $0.00

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 27 day of March, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,499,404
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 100% of revenues derived from Reg D Private Placements (Deductions in excess of $100,000 require documentation)	$3,499,404
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	$3,499,404
2d. SIPC Net Operating Revenues	$0.00
2e. General Assessment @ .0015 Rate effective 1/1/2017	$0.00

(to page 1, line 2.A.)